SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

ELECTRONIC ENGINEERING AND
DESIGN CORPORATION
(Exact Name of Registrant as Specified in its Charter)


Delaware
95-4737506
(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                       Identification No.)


104 Prospect Hill Street, Newport, Rhode Island
02840
(Address of Principal Executive Offices)
(Zip Code)


Registrant's Telephone Number, Including Area Code:
(401) 848-0646

Securities to be Registered Pursuant to Section 12(b) of the Act:

None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)


ELECTRONIC ENGINEERING AND DESIGN CORPORATION

FORM 10-SB

TABLE OF CONTENTS

PART I

ITEM No.

Page

Item 1.  Description of Business .1
Item 2.  Management's Discussion and Analysis
	 or Plan of Operation .7

Item 3.  Description of Properties .8
Item 4.  Security Ownership of Certain Beneficial
            	 Owners and Management .8

Item 5.  Directors, Executive Officers, Promoters and
	 Control Persons .10
Item 6.  Executive Compensation .13
Item 7.  Certain Relationships and
	 Related Transactions .14

Item 8.  Description of Securities .14
PART II
Item 1.  Market Price of and Dividends on the Registrant's
 	 Common Equity and Other Shareholder Matters .15

Item 2.  Legal Proceedings .16
Item 3.  Changes in and Disagreements With
              Accountants .16

ITEM 4.  Recent Sales of Unregistered Securities .16

ITEM 5. Indemnification of Directors and Officers .17

PART F/S

Financial Statements .F/S
PART III

Item 1.  Index to Exhibits and Description of Exhibits .20

Signature Page .2

PART I


ITEM 1.	DESCRIPTION OF BUSINESS

Electronic Engineering & Design Corporation, ("EED" or the
"Company") was incorporated November 20, 1998 under the laws of the State of Delaware. The Company's principal business lies in the waterproofing industry. By utilizing revolutionary technology, the Company will become the preferred and specified source for waterproofing all Structures in the commercial Market.

 The revolutionary technology - the Electro Pulse Shield System
("EPS") - is the only waterproofing system available for Structures that provides a permanent total solution by preventing water intruding into and protecting the structural integrity of Structures, and drying out and reducing the relative humidity within Structures.

"There is no longer any question in our minds about the ... [EPS's System's] ability to stop leaks and totally dry up an area. I have recommended funding for a variety of projects now possible to undertake. For example we are relying on this new technology to solve problems for us we thought impossible to correct economically in the past. Recently approved projects will correct some dangerous conditions drying up wet underground electric systems."

Frederick Loewen AIA, State Chief Architect, State of Wisconsin,
Department of Administration.

In order to attain its objectives, the Company will:

a)	Establish a national platform of local Installation Companies that service entities in all the segments of the construction market, service the customer base of these companies, and make ad hoc installations in their respective territories;

b)	Establish joint ventures and strategic alliances with large
organizations with reoccurring water problems; and

c)	 Strategically acquire companies, which will be meaningful for the
Company's expansion of its customer base.

THE COMPANY

History

In 1995, Caribria, with the assistance of SND, acquired all patents and patent applications and certain other assets concerning the EPS
System. Caribria thereafter sold the North American patent and patent application to EED American, no present relation to EED, and transferred all remaining patent rights and assets to TPC. TPC, then established EED Norway, no present relation to EED, which at the end of 1997 completed a private placement from among others, Union Bank of Switzerland and a preeminent Norwegian shipping family. EED Norway acquired a Norwegian installation company from Asea Brown Boveri (ABB) in 1997. EED Norway has gained market acceptance in Norway and commenced a licensing program abroad.

Exclusive Limited License

EED America acquired U.S. letters patent No. 5,368,709, granted
November 29, 1994. EED America has acquired one additional patent No. 5,755,945 and one patent application for the EPS System technology and is about to file for an additional patent in this field.

EED America has simultaneously granted an exclusive limited license to BST to practice the EPS System in the Territory outside of the Market (in the residential basement market).

 EED America has agreed in principle to provide limited funding to the Engineering Department of the University of Wisconsin (Madison)
for the establishment of an electro-osmosis center to conduct research and development proposed by EED America.  EED America will commercialize the University's findings (including filing for patents) for its benefit and that of its licensees, while the University will retain the right to publicize its findings.
 .
Growth Strategy

EED shall expand its operations by establishing de novo Installation Companies, internal organic growth and joint ventures, strategic alliances and strategic acquisitions.

Joint Ventures and Strategic Alliances

To facilitate an expedient growth, rather than initially seeking to establish its own customer base, the Company will utilize the existing customer bases of our Host Companies.

During the first 12 months of operation, the Company will establish seven Installation Companies. During the next two years, the Company will establish twelve and eighteen Installation Companies each year, respectively. Based on the significance of the EPS System, EED will both facilitate the expansion of our host companies' market share (by providing these companies with the significant sales tool of the EPS System), as well as increase their margins.

The Company is currently establishing a relationship with one of the leading waterproofing companies in the commercial buildings segment of the Market. This company has more than 40 offices nationwide and over $100 Million in annual revenue.

The Company is in discussion with two of the global leaders in electronic controls and regulators for internal environment for exploring a strategic partnership with either for their internal building management program. Each of these companies has a customer base of tens of thousands of commercial buildings and construction companies.

The Company has received a strong interest from the autonomous deregulated subsidiary of a utility company. This company, situated on the East Coast with a service area of approximately a 100-mile radius from its headquarters, has expanded into the area of HVAC and mechanical construction services. The Company believes that a joint venture with this company could be consummated in 2000.

Large Independent Customers

The Company will also during its initial phase directly pursue the large prospective customers, with which the Company has already initiated discussions. The Company has commenced discussions with a real estate organization, which manages more than $6 Billion of commercial real estate. The Company is also in discussion with the Port Authority of New York and New Jersey and Lehrer, McGovern
Bovis, Inc., one of the largest construction companies in the U.S.

Acquisitions

Parallel with establishing joint ventures and strategic alliances, the Company will seek to acquire strategic companies in the various segments of the construction industry. Each such acquisition may well be funded independently with external financing. The target for such acquisitions are companies which have a desirable customer base in the mundane construction industry with traditionally high revenue and low margins, or producers of construction material or synergetic ancillary products. The EPS System permits the reduction of conventional construction procedures. By acquiring construction companies, EED will benefit from the increased installation volume of the EPS System and (through its ownership) the increased margin related to the construction portion of the job.

Such acquisitions may be, for example, a prominent second generation steel fabrication and installation company with long standing relationships with large regional construction companies.

THE PRODUCT

Product Recognition

"Traditional methods to correct water seepage involve using sealants or retiling. When the seepage rates are very high, concrete sealants may not help. In those cases, remediation involves costly excavation to place drainage tiles around the facility.

Barracks Building 3265 at Fort Jackson, SC, had a history of seepage in the basement. [The EPS System was] installed in the concrete walls and a current was applied. The basement was noticeably drier within one week. . . the humidity level had dropped from an initial range of 92 - 98% to a range of 43 - 68%. Once the walls dried, the electrical power use dropped automatically due to the concrete's, lack of moisture and increased resistance.

A team from the U.S Army Construction Engineering Research
Laboratories (USACERL) installed the system, along with instruments to measure its performance over time...Digging and installing tiles for a similar sized [basement] would have cost over. . . 40% more. .. The electrical use was negligible - estimated at $4/year."

Inter Department News Release - Facilities Engineering Applications Program for the U.S Army Corps of Engineers; Published by the U.S
Government Printing Office.

In Norway, Sweden and Denmark and now recently also Hong Kong, management is aware of over 1,000 successful installations of the EPS System. Furthermore, installations have been made in 14 states for the Federal Government in conjunction with the U.S. Army Corps of Engineers and throughout the U.S. in commercial Structures. There are installations in the U.S. as early as 1990 such as in the Natatorium at the University of Wisconsin at Madison (report on file with the Company).

The EPS System has been featured on "Beyond 2000", aired on the Discovery Channel (video available from the Company).

The EPS System; a Practical Description

Concrete, brick and masonry structures consist of a mass marbleized by capillary formations.  Water may penetrate Structures in a multitude of ways, such as through capillary synthesis much in the same manner as plants and trees receive and distribute water to their smaller branches, and as a result of gravity. The EPS System is utilized for transporting water in the capillaries out of Structures, as well as for permanently preventing the penetration of water into Structures. A control unit produces a low wattage, low voltage electrical charge, which passes through electrodes in the form of proprietary probes or wires placed within and/or without the wet walls and/or floors. By strategically placing a low wattage pulsating charge between negative and positive electrodes within and/or without a Structure, the hydrogen atoms in the water molecules within the capillaries become ionized, causing the water to move from the positive to the negative electrode and to be evacuated at the optimum
site.   This patented method establishes an impenetrable virtual
membrane/shield outside wall, preventing the re-entry of water and moisture into the Structure for so long as the electricity remains uncompromised; the wet area becomes dry (80% RH).

Most importantly, the movement of water due to the ionized hydrogen atoms within the capillaries is stronger than gravity and natural synthesis; for example, the EPS System proved successful in preventing the penetration of water in a turbine chamber with pressure greater than 50 bars resulting from a 1600 ft. recess.

EPS System Advantages

There are important benefits to be derived from installing the EPS System. The EPS System:

_ is permanent;
_ creates a shield to prevent water from returning;
_ addresses the cause of the problem, rather than the result;
_ removes dangerous gasses such as Radon (See Exhibit C);
_ allows for installation without costly excavation;
_ has minimal running costs;
_ has no known damaging side effects;
_ prevents adverse chemical reactions within the Structure from occurring;
_ reduces and/or prevents the corrosion of iron in the Structure; _ reduces cracking of Structures;
_ reduces the relative humidity within a Structure;
_ enhances insulation;
_ enhances concrete's binding properties;
_ prevents the growth of mold and mildew;
_ improves air quality (within the room on the inside of the Structure); and
_ prolongs the life cycle of a Structure.

Competition

No available method provides permanent protection from the ingress and/or egress of water other than the EPS System. Until now, a "wet" Structure required costly maintenance over its prematurely shortened useful life.

The EPS System, which is revolutionary within the construction industry, can, with proper preparation of the Structure, give new life to Structures at relatively modest costs, when in many instances the only alternative is expensive reconstruction. The "state of the art" methods in the industry today can be characterized as temporary solutions to a problem for which there is no apparent permanent solution.

There are other processes in the market which use electro-osmosis for the transportation of water, but not for use in drying up wet areas within Structures.

Pricing

By providing the only permanent solutions for protecting Structures against water intrusion and other water related problems, EED can price installations at higher margins than industry norm and still compete with the costs of existing solutions.
  Service Program, Quality Assurance and Warranties

Following the feedback from several customers such as customers within the Federal and certain state governments, the Company will now develop a service program for its customers on a fee basis, offering the customer an annual service contract, enabling the Company to provide a lifetime warranty on all installations. Since the EPS System is a low maintenance product, the Company envisions the service program generating substantial cash flow, which should provide stronger gross margins than even the cash flow generated from installations. A service contract would enhance and assist in maintaining a long term relationship with the customers.

THE MARKET

The Market is traditionally segmented into 3 areas: commercial buildings, industrial facilities and heavy and highway. The Market is vast. For example, there are over 5 million buildings in the commercial segment of the market. The U.S. infrastructure provides a large opportunity for the Company. In the New York Transit
Authority Subway System alone there are 300 pump stations that are continuously removing excess water (see article on following page). Additionally, the Federal Government has enacted The
Transportation Equity Act For the 21st Century (TEA 21, promulgated in 1998) and has allocated over $200 billion over the next 5 years for construction and refurbishing of the U.S.
infrastructure. Theoretically, every Structure, whether old or to be built, is likely to suffer damage at some point during its life cycle from adverse water and moisture conditions. In most instances, if a Structure (whether above or below ground) is not constructed of wood or steel, it is constructed of concrete, masonry or brick, such as buildings, dams, tunnels, bridges, underground conduits and bunkers, silos, sea-walls, etc.

All Structures within the Market, whether old or new, represent an opportunity for the Company to install the EPS System. The
Company has determined that, within the Company's Territory, the potential waterproofing market in new construction alone is several billion dollars annually.

MARKETING AND SALES STRATEGY

Marketing Strategy

The Company

Architectural and engineering firms specify most large construction jobs. Certain jobs are given directly to the particular construction companies with whom the real estate owners and managers have established an ongoing relationship. The Company will focus its marketing efforts towards:

_ the existing client base of the larger construction companies, their architectural and engineering contacts and services companies in the Market.

_ larger organizations that own or manage real estate with reoccurring water problem.

Sales Strategy

For existing water damaged Structures, the customer will engage the Company (most times for a fee) to conduct inspections and present the findings. The customer may thereafter request an engineered proposal. A separate installation contract is entered into with the customer. The customer will pay a deposit at the time the job commences with the balance paid after successful completion of the installation.

In new construction, the Company will work with facility owners and their advisors to have the EPS System included in the job specifications.

ITEM 2.	MANAGEMENTMENT'S DISCUSSION AND
		ANALYSIS OR PLAN OF OPERATIONS

RESULTS OF OPERATIONS

	The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (November, 20 1998) through August 31,
1999, during the Company's development stage, the Company has a negative equity balance of $ 60.00, and has generated a net loss of ($1,079).

FINANCIAL CONDITION AND LIQUIDITY

	The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 1,019,000 shares of Common Stock for net proceeds of $1,019.00.


ITEM 3.	DESCRIPTION OF PROPERTIES

	The Company's executive and administrative offices are located at 104 Prospect Hill Street, Newport, RI 02840. The
Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.



ITEM 4.	SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

	The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of the date hereof by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer listed in the Summary Compensation Table in Item 6 of this Form 10; and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.




Name and Address of
Beneficial Owner



Amount of
Beneficial
Ownership



Percentage
of
Outstanding
Shares
Anglo Irish Nominee (Trusts)
Limited A/c 391
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE

352,420
35.24%
Appletree Investment Co., Ltd.(1)
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE
352,419
35.24%
George A. Todt (2)
8,339
0.83%
James F. Walters (3)
9,610
0.96%
Mary Elizabeth Rowbottom(4)
5,000
0.50%
All executive officers and
directors as a group (4 persons)
22,949
2.29%


(1)	Appletree Investment Company, Ltd., is a European
investment group domiciled o`n the Isle of Man, 69 Athol
Street, Douglas, Isle of Man, 1M1 1JE.  Appletree
Investment Company, Ltd. is owned by an Isle of Man trust.

(2)	George A. Todt is the President of the Company and a
managing member of PageOne Business Productions, LLC,
860 Via de la Paz, Suite E-1, Pacific Palisades, CA 90272 and has shared voting power and dispositive power over such shares.

(3)	James F. Walters is the Vice President, Treasurer and Chief
Financial Officer of the Company and a managing member of PageOne Business Productions, LLC, and has shared voting power and dispositive power over such shares.

(4)	Mary Elizabeth Rowbottom is the Secretary of the Company
and Vice President of Pageone Business Productions, LLC.



ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS.
PROMOTERS AND CONTROL PERSONS

	The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

	Name
Age
	Position

George A. Todt
46
Chairman of the Board of
Directors and President

James F. Walters
45
Vice President, Treasurer and
Chief Financial Officer

Mary Elizabeth
Rowbottom
28
Secretary




	George A. Todt has been the Chairman of the Company's
Board of Directors and President since its inception. Prior to founding the Company, Mr. Todt has been a managing member of PageOne Business Productions, LLC, since March 1996. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries.

	From 1990 to 1995, Mr. Todt was Chief Executive Officer of REPCO, a start-up company based in St. Louis, Missouri, where his responsibilities included product selection, market research and implementation, from large contracts to small industrial products. REPCo's largest project included a turn-key tire recylcing plant built in Japan. Mr. Todt traveled extensively in China, Japan, India, Russia and Europe, establishing manufacturing contracts, marketing and distribution programs, and bidding on and managing government contracts. Mr. Todt also has consulted internationally on technology exchanges and rights.

	From 1989 to 1991, Mr. Todt was an investor/director of FLEXWARE, an accounting and networking software company located in Los Angeles, which was a leader in the field of networking language for MAC, DOS, UNIX and DEC computers. Mr. Todt assisted in obtaining financing, restructuring and establishing a marketing strategy for FLEXWARE.

	In June 1986, Mr. Todt began working full-time in sales with Todt Industrial Supply, and in December 1986, he acquired the company and Todt Sheet Metal Company (collectively, the "Todt Companies" in Cape Girardeau, Missouri). From 1987 to 1990, Mr. Todt served as Chief Executive Officer of the Todt Companies, reorganized the companies, implemented new marketing and sales programs, automated accounting and developed the business into eight divisions, four of which he created. Under Mr. Todt's leadership, the Todt Companies grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million.

	From 1985 to 1986, Mr. Todt served as Vice President of Administration at HOH Water Technology, Los Angeles, California.
 As Vice President, he reorganized the Company's structure, developed an engineering department, was responsible for redesigning its product, developing a marketing plan and negotiating strategic alliances with General Electric, Du Pont, and Mitsui. Eventually, he succeeded in taking HOH public.

	From 1979 to 1983, Mr. Todt was the founder and Managing Director of Todt & Associates, a marketing and investment partnership in Malibu, California, raising financing for several start-up companies and projects, developing mining and refining equipment for the precious metal industry, and setting up a sales and distribution network. In addition, Mr. Todt managed an international precious metal arbitrage company and researched a book on precious metals which spent 22 weeks on England's "best seller" list. Mr.
Todt also designed, coordinated and managed three hundred employees in the construction of a $4,000,000 multi-purpose building.

	James F. Walters has served as the Vice President, Treasurer and Chief Financial Officer of the Company since its inception. Mr. Walters joined Kellogg & Andelson as an accountant in 1976, was elected a partner in 1980, was promoted to Managing Partner in 1984, and elected Chairman of the Board of Kellogg & Andelson Accountancy Corporation in 1995. As Chairman, Mr. Walters is currently responsible for the overall management of the 80-person firm. Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies. He continues to be an active consultant in the many phases of client business operations, such as operational control systems, general management and capital funding, servicing middle market companies in many different industries, including aerospace, mail order, entertainment, high tech, retail, import/export, graphic design, business management, plastics and publishing.

	Mr. Walters previously served as a member of the Board of Directors of Kistler Aerospace, a manufacturer of reusable rockets that deliver satellites into orbit, and was instrumental in the initial financing of that company. Mr. Walters also serves as a member of the Board of Directors of California Fitnuts, Inc., a start-up company which produces, through a patented process, nuts that have 50% less fat. In addition, Mr. Walters has founded, owned and managed companies in the commercial photography, corporate events, auto repair and concrete molding industries.

	Mr. Walters received an M.B.A. degree from Pepperdine University (Malibu, California) in 1981, and a B.S. degree in Accounting from California State University, Northridge (CSUN) in
1976.
	Mary Elizabeth Rowbottom has served as the Secretary of the Company since inception. Ms. Rowbottom also has worked at PageOne Business Productions since September 1996 serving as Vice President since March 1997. From 1994 to 1996, Ms. Rowbottom served in various capacities and, most recently, as a talent manager with HSI Productions, a bi-coastal commercial film production company producing television commercials and music videos, and serviced substantial advertising agency clients, including Leo Burnett, DDB Needham and Bozell Worldwide. Prior thereto, Ms.
Rowbottom was an assistant to Merrill Lynch account representatives. Ms. Rowbottom received a B.A. degree in Communications from the University of Wisconsin in 1993.

	Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's
Board of Directors were taken pursuant to unanimous written consents. There are no family relationships between any directors or officers of the Company.

ITEM 6.	EXECUTIVE COMPENSATION

	No executive officer of the Company receives compensation for services rendered to the company. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of the Company's business objectives.


AGGREGATED OPTION EXERCISES IN LAST FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUE

	The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.

Long Term Compensation

			    Annual Compensation
(a)			(b)	(c)		(d)		(e)
Name and Principal	Year	Salary($)		Bonus($)		Other Annual
Position							Compensation($)

Awards						Payouts
(f)			(g)		(h)		(i)
Restricted Stock		Options		LTIP		All Other Compensations($)
Awards		SAR		Payouts($)

None.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS

	The Company's directors serve without compensation.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

	In November 1998, EED issued 9,500 shares and in March
1999, EED issued 100,000 shares to PageOne Business
Productions, LLC, of which Mr. Todt is a managing member and Ms. Rowbottom is the Vice President.

ITEM 8.  	DESCRIPTION OF SECURITIES

	EED's Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 8,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). At August 31, 1999, the Company had 1,019,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.

COMMON STOCK

	Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

PREFERRED STOCK

	The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

TRANSFER AGENT

The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common
Stock.




PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

	The Company's Common Stock is not presently traded on an established public trading market. Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

	The approximate number of record holders of the Company's Common Stock as of August 31, 1999 was 301, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31, 1999 was 1,019,000.

	The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.

ITEM 2.	LEGAL PROCEEDINGS

	There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.



ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS

	Weinberg & Company, P.A., Certified Public Accountants
("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.

ITEM 4.	RECENT SALES OF UNREGISTERED
SECURITIES

	In March 1999, the Company issued unregistered securities to the initial shareholders of the Company resulting in the issuance and delivery of 100,000 shares and 900,000 shares of the Company's Common Stock to PageOne Business Productions, LLC, and
Appletree Investment Company, Ltd., respectively. Such securities were issued for aggregate consideration totalling $1,000 pursuant to the exemptions from registration provided under the Delaware
General Corporation Law and the exemption provided by Section
4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

	The following table sets forth the names of the recipients and amounts received in connection with said transactions:


	Name of Stockholder		Number of Shares of
					Common Stock Acquired

	PageOne Business		109,500
	Productions, LLC

	Appletree Investment		909,500
	Company, Ltd.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND
OFFICERS

	The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation
Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

	Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other EEDs (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

	Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The
Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence


PART F/S

ELECTRONIC ENGINEERING & DESIGN
CORPORATION
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF AUGUST 31, 1999




ELECTRONIC ENGINEERING & DESIGN
CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONTENTS




PAGE      1 - INDEPENDENT AUDITORS' REPORT

PAGE      2 - BALANCE SHEET AS OF AUGUST 31,
              1999

PAGE      3 - STATEMENT OF OPERATIONS FOR THE
              PERIOD FROM NOVEMBER 20, 1998
              (INCEPTION) TO AUGUST 31, 1999

PAGE      4 - STATEMENT OF CHANGES IN
              STOCKHOLDERS'
              DEFICIENCY FOR THE PERIOD FROM
              NOVEMBER 20, 1998, (INCEPTION)
              TO AUGUST 31, 1999

PAGE      5 - STATEMENT OF CASH FLOWS FOR THE
               PERIOD FROM NOVEMBER 20, 1998
               (INCEPTION) TO AUGUST 31, 1999

PAGES 6 - 8 - NOTES TO FINANCIAL STATEMENTS AS
              OF AUGUST 31, 1999




















INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
Electronic Engineering & Design Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Electronic Engineering & Design Corporation
(a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from November 20, 1998
(inception) to August 31, 1999.  These
financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Electronic Engineering & Design Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from November
20, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.

                     WEINBERG & COMPANY, P.A.

Boca Raton, Florida
September 28, 1999

ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF AUGUST 31, 1999


	ASSETS


Cash                                $      260
Loan receivable  Page One                 180

TOTAL ASSETS                        $      440



LIABILITIES AND STOCKHOLDERS' DEFICIENCY


LIABILITIES

 Accrued expenses                          500

   Total liabilities                       500

STOCKHOLDERS' DEFICIENCY

Preferred Stock, $.001 par value,
  8,000,000
  shares authorized, zero  outstanding    -
Common Stock, $.001 par value,
  100,000,000
  shares authorized, 1,019,000 issued and
  outstanding                           1,019
Accumulated deficit during develop-
  ment stage                           (1,079)
Total Stockholders' Deficiency            (60)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIENCY                          $     440








See accompanying notes to financial
statements.
2
ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999



Income                              $      -

Expenses

 Accounting fees                           500
 Consulting fees                            19
 Legal fees                                500
 Bank charges                               60

NET LOSS                           $   (1,079)






























See accompanying notes to financial
statements.
3
ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN
 STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999




                           Deficit
                         Accumulated
                  Common During Devel-
                  Stock  opment Stage   Total



Common stock
 issuance        $ 1,019     $   -    $ 1,019

Net loss for
 the period
 ended August
 31, 1999           -         (1,079)  (1,079)

BALANCE AT AUGUST
 31, 1999        $1,019    $  (1,079) $   (60)




















See accompanying notes to financial
statements.
4
ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
 FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                          $   (1,079)
 Adjustments to reconcile net loss to
  reconcile net cash used by operating
  activities:

  Increase in accrued expenses             500
  Consulting services performed for
   issuance of stock                        19

 Net cash used in operating
 activities                              (560)

CASH FLOWS FROM INVESTING ACTIVITIES:

  Increase in loan receivable  Page One (180)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from issuance of common stock 1,000

 Net cash provided by financing
 activities                              1,000

INCREASE IN CASH AND CASH EQUIVALENTS      260

CASH AND CASH EQUIVALENTS
  BEGINNING OF PERIOD                     -

CASH AND CASH EQUIVALENTS
  END OF PERIOD                     $      260








See accompanying notes to financial
statements.
5
ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

A.  Organization and Business Operations

Electronic Engineering & Design Corporation (a development stage company) ("the Company") was incorporated in Delaware on November 20, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

B.  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.  Cash and Cash Equivalents

For purposes of the statement of cash flows,
the Company considers all highly liquid
investments purchased with an original
maturity of three months or less to be cash
equivalents.
6
ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES - (CONT'D)
D.  Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board
Statement of Financial Accounting Standards
No. 109, Accounting for Income Taxes
(Statement 109").  Under Statement 109,
deferred tax assets and liabilities are
recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending
August 31, 1999.

NOTE  2 - STOCKHOLDERS' EQUITY
A.  Preferred Stock
The Company was originally authorized to issue
100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors. (see Note 3)
B.  Common Stock
The Company was originally authorized to issue 10,000,000 shares of common stock at $.001 par value. The Company issued 909,500 and 109,500 shares to AppleTree Investment
Company, Ltd. and Page One Business
Productions, LLC, respectively. (see Note 3)


7

ELECTRONIC ENGINEERING & DESIGN CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999


NOTE 3 - SUBSEQUENT EVENTS

In September 1999, management filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized common shares from 10,000,000 to 100,000,000 and increased the number of authorized preferred shares from 100,000 at $.01 par value to 8,000,000 shares at $.001 par value. The financial statements at August
31, 1999 reflect the capital stock amounts after giving effect to the restated certificate of incorporation.













8



PART III

ITEM 1.	INDEX TO EXHIBITS


Description					      Page

3.1	Certificate of Incorporation ....a
3.2	Restated Certification of Incorporation..b
3.3       Amended and Restated Bylaws....k
23.1 Consent of Weinberg & Company, P.A.,
            Independent CertifiedPublic Accountants....x
24.1	Power of Attorney.......y


SIGNATURES


	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ENGINEERING AND DESIGN
CORPORATION,


			By:_______________________________
			      George Todt, President

	In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                   Title	     Date

______________     Chairman, Board of Directors                     , 1999
George A. Todt        and President

                                 Vice President, Treasurer, Chief ________, 1999
James F. Walters     Financial Officer and Director
			               (Principal Accounting Officer)

_______________                 Secretary	       _________, 1999
Mary Elizabeth Rowbottom

_______________________
Mary Elizabeth Rowbottom
Power of Attorney


EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

ELECTRONIC ENGINEERING AND DESIGN
CORPORATION


FIRST:	The name of this corporation is:
			Electronic Engineering and Design Corporation

SECOND:  The name and address of the Corporation's Registered Agent is:

			Corporate Creations JEnterprises, Inc.
			686 North Dupont Boulevard #302
			Milford DE   19963
			Kent County

THIRD:	The purpose of the Corporation is to conduct or promote any lawful business or purposes.

FOURTH:  The Corporation shall have the authority to issue 10,000,000 shares of common stock, par value $.01 per share. In addition, the Corporation shall have the authority to issue 100,000 shares of preferred stock, par value $.01 per share,which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.
The holders of common stock shall have the preemptive right to subscribe to any or all additional issues of common stock of the Corporation, or to any or all securities of the Corporation convertible into such stock.

FIFTH:	The directors shall be protected from personal liability to the fullest extent permitted by law.

SIXTH:	The name and address of the incorporator is:

			Corporate Creations International Inc.
			941 Fourth Street #200
			Miami Beach, FL   33139

SEVENTH: This Certificate of Incorporation shall become effective on the date shown below.


/s/ Greg K. Kuroda
CORPORATE CREATIONS INTERNATIONAL INC.
Greg K. Kuroda, Vice President

Date: November 20, 1998




EXHIBIT 3.2

RESTATED CERTIFICATE OF INCORPORATION

OF

ELECTRONIC ENGINEERING AND DESIGN
CORPORATION.

UNDER SECTIONS 242 & 245

OF THE

GENERAL CORPORATION LAW OF THE STATE OF
DELAWARE

		We, George Todt, President, and Mary Elizabeth
Rowbottom, Secretary, of ELECTRONIC ENGINEERING AND
DESIGN CORPORATION., do hereby certify under the seal of said corporation as follows:

		1.	That the name of the corporation is
ELECTRONIC ENGINEERING AND DESIGN CORPORATION.

		2.	That the Certificate of Incorporation of the
corporation was filed by the Secretary of State of the State of Delaware in Dover, Delaware, on the 28th day of November, 1998.

		3.	That the amendment to the Certificate of
Incorporation effected by this Certificate, among others, is as follows:

		To amend Article FOURTH thereof by increasing the number of authorized shares of capital stock of the corporation and increasing the preferred stock.

		4.	That the amendment and the restatement of the
Certificate of Incorporation have been duly adopted in accordance with the requirements of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

		5.	That the text of the Certificate of Incorporation
of said ELECTRONIC ENGINEERING AND DESIGN
CORPORATION., is hereby amended and restated by this Certificate, to read in full, as follows:

CERTIFICATE OF INCORPORATION

OF

ELECTRONIC ENGINEERING AND DESIGN CORPORATION.


		FIRST:	The name of the corporation is ELECTRONIC
ENGINEERING AND DESIGN CORPORATION. (hereinafter referred to as the "Corporation").

		SECOND:	The address of the registered office of
the Corporation in the State of Delaware is 686 North Dupont Boulevard #302, Milford DE 19963 Kent County. The name of the registered agent of the Corporation at that address is Corporate Creations Enterprises, Inc.

		THIRD:	The purpose of the Corporation is to
engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law").

		FOURTH:	(a)	General.  The number of shares
of capital stock that the Corporation is authorized to have at any one time is one hundred eight million (108,000,000) shares, consisting of:
(i) one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock") and (ii) eight million (8,000,000) shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock").

		(b)	Preferred Stock.  Authority is hereby expressly
vested in the Board of Directors of the Corporation, subject to the provisions of this ARTICLE FOURTH and to the limitations prescribed by law, to authorize the issuance from time to time of one or more series of Preferred Stock. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following by resolution or resolutions adopted by the affirmative vote of a majority of the total number of the Directors then in office:

			(i)	The designation of such series;

			(ii)	The dividend rate of such series, the
conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the Corporation's capital stock and whether such dividends shall be cumulative or non-cumulative;

			(iii)	Whether the shares of such series shall
be subject to redemption for cash, property or rights, including securities of any other corporation, by the Corporation or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions;

			(iv)	The terms and amount of any sinking
fund provided for the purchase or redemption of the shares of such series;

			(v)	Whether or not the shares of such series
shall be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

			(vi)	The restrictions, if any, on the issue or
reissue of any additional Preferred Stock;

			(vii)	The rights of the holders of the shares
of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

			(viii)	The provisions as to voting, optional
and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more Directors.

		(c)	Common Stock.  Except as otherwise provided
by the Delaware General Corporation Law or this Certificate of Incorporation (the "Certificate"), the holders of Common Stock (i) subject to the rights of holders of any series of Preferred Stock, shall share ratably in all dividends payable in cash, stock or otherwise and other distributions, whether in respect of liquidation or dissolution (voluntary or involuntary) or otherwise and (ii) are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of Section (b) of this ARTICLE
FOURTH.

			(i)	The Common Stock shall not be
convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock.

			(ii)	No holder of Common Stock shall have
any preemptive, subscription, redemption, conversion or sinking fund rights with respect to the Common Stock, or to any obligations convertible (directly or indirectly) into stock of the Corporation whether now or hereafter authorized.

			(iii)	Except as otherwise provided by the
Delaware General Corporation Law or this Certificate, and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation.

		FIFTH:	The Corporation is to have perpetual existence.

		SIXTH:	In furtherance and not in limitation of
the powers conferred by the Delaware General Corporation Law, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal the By-laws of the Corporation by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of the By-laws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on such alteration or repeal, subject to ARTICLE NINTH hereof and applicable provisions of the Corporation's By-laws.

		SEVENTH:	(a)	Stockholder Action.  Election
of Directors need not be by written ballot unless the By-laws of the Corporation so provide. Subject to any rights of holders of any series of Preferred Stock, from and after the date on which the Common Stock of the Corporation is registered pursuant to the Exchange Act, (i) any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected in lieu thereof by any consent in writing by such stockholders, (ii) special meetings of stockholders of the Corporation may be called only by either the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of Directors then in office or by the chief executive officer of the Corporation, and (iii) advance notice of stockholder nominations of persons for election to the Board of Directors of the Corporation and of business to be brought before any annual meeting of the stockholders by the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation.

		(b)	Number of Directors and Term of Office.
Subject to any rights of holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors of the Corporation shall be fixed from time to time in the manner set forth in the By-laws of the Corporation.

		(c)	Removal and Resignation.  No Director may be
removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of this Certificate (it being understood that any references to this Certificate shall include any duly authorized certificate of designation) to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any Director may resign at any time upon written notice to the Corporation.

		(d)	Vacancies and Newly Created Directorships.
Subject to any rights of holders of any series of Preferred Stock to fill such newly created Directorships or vacancies, any newly created Directorships resulting from any increase in the authorized number of Directors and any vacancies in the Board of Directors resulting from death, resignation, disqualification or removal from office for cause shall, unless otherwise provided by law or by resolution approved by the affirmative vote of a majority of the total number of Directors then in office, be filled only by resolution approved by the affirmative vote of a majority of the total number of Directors then in office. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen, and until his successor shall have been duly elected and qualified, unless he shall resign, die, become disqualified or be removed for cause.

		EIGHTH:	(a)	Dividends.  The Board of
Directors shall have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said Board may deem to be in the interest of the Corporation; and said
Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

		(b)	Issuance of Stock.  The shares of all classes of
stock of the Corporation may be issued by the Corporation from time to time for such consideration as from time to time may be fixed by the Board of Directors of the Corporation, provided that shares of stock having a par value shall not be issued for a consideration less than such par value, as determined by the Board. At any time, or from time to time, the Corporation may grant rights or options to purchase from the Corporation any shares of its stock of any class or classes to run for such period of time, for such consideration, upon such terms and conditions, and in such form as the Board of Directors may determine.
The Board of Directors shall have authority, as provided by law, to determine that only a part of the consideration which shall be received by the Corporation for the shares of its stock which it shall issue from time to time, shall be capital; provided, however, that, if all the shares issued shall be shares having a par value, the amount of the part of such consideration so determined to be capital shall be equal to the aggregate par value of such shares. The excess, if any, at any time, of the total net assets of the Corporation over the amount so determined to be capital, as aforesaid, shall be surplus. All classes of stock of the Corporation shall be and remain at all times nonassessable.

		The Board of Directors is hereby expressly authorized, in its discretion, in connection with the issuance of any obligations or stock of the Corporation (but without intending hereby to limit its general power so to do in other cases), to grant rights or options to purchase stock of the Corporation of any class upon such terms and during such period as the Board of Directors shall determine, and to cause such rights to be evidenced by such warrants or other instruments as it may deem advisable.

		(c)	Inspection of Books and Records.  The Board
of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

		(d)	Location of Meetings, Books and Records.
Except as otherwise provided in the By-laws, the stockholders of the Corporation and the Board of Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of Directors.

		NINTH:	The Corporation reserves the right to
amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereinafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything contained in this Certificate to the contrary, Sections (a), (b) and (c) of ARTICLE FOURTH, ARTICLE TENTH,
ARTICLE SEVENTH, and this ARTICLE NINTH of this Certificate shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on such alteration, amendment or repeal, voting together as a single class.

		TENTH:	(a)	Limitation of Liability.

			(i)	To the fullest extent permitted by the
Delaware General Corporation Law as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), and except as otherwise provided in the Corporation's By-laws, no Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

 			(ii)	Any repeal or modification of the
foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

		(b)	Right to Indemnification.  Each person who
was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware
General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators;
provided, however, that, except as provided in Section (c) of this ARTICLE TENTH with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section (b) of this ARTICLE TENTH shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that, if and to the extent that the Delaware General Corporation Law requires, an advance of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section (b) or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of Directors and officers.

		(c)	Procedure for Indemnification.  Any
indemnification of a Director or officer of the Corporation or advance of expenses under Section (b) of this ARTICLE TENTH shall be made promptly, and in any event within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days), upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this ARTICLE TENTH is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days), the right to indemnification or advances as granted by this ARTICLE TENTH shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section (b) of this ARTICLE TENTH, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General
Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section (b) of this ARTICLE TENTH shall be the same procedure set forth in this Section (c) for Directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

		(d)	Insurance.  The Corporation may purchase and
maintain insurance on its own behalf and on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

		(e)	Service for Subsidiaries.  Any person serving as
a Director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a "subsidiary" for this ARTICLE TENTH) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

		(f)	Reliance.  Persons who after the date of the
adoption of this provision become or remain Directors or officers of the Corporation or who, while a Director or officer of the Corporation, become or remain a Director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE TENTH in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE TENTH shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

		(g)	Non-Exclusivity of Rights.  The rights to
indemnification and to the advance of expenses conferred in this ARTICLE TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested
Directors or otherwise.

		(h)	Merger or Consolidation.  For purposes of this
ARTICLE TENTH, references to the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a Director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE TENTH with respect to the resulting or surviving
Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued.

ELEVENTH:	The Corporation expressly elects not to be governed by
Section 203 of the Delaware General Corporation Law with respect to business combinations with interested stockholders.


		IN WITNESS WHEREOF, the undersigned hereby executed this instrument and affirms, under penalty of perjury, that this instrument is the act and deed of the undersigned and that the facts stated herein are true, and accordingly have hereunto set our hands this 27th day of September, 1999.



George Todt, President



Mary Elizabeth Rowbottom, Secretary





EXHIBIT 3.3

AMENDED AND RESTATED BY-LAWS

OF

ELECTRONIC ENGINEERING AND DESIGN
CORPORATION,
A Delaware Corporation

(Adopted as of June 1, 1999)

ARTICLE I
OFFICES

  Section 1.	Registered Office. The registered office of ELECTRONIC
ENGINEERING AND DESIGN CORPORATION (the "Corporation") in the State of Delaware shall be located at 1013 Centre Road, in the City of Wilmington, Delaware, County of New Castle, 19805. The name of the Corporation's registered agent at such address shall be Corporation Service Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

	Section 2.	Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of
Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

	Section 1.	Annual Meeting. An annual meeting of the stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the Corporation or at such other time specified by the Board of Directors for the purpose of electing Directors and conducting such other proper business as may come before the annual meeting. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of

ARTICLE II hereof.

	Section 2.	Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation").

	Section 3.	Place of Meetings. The Board of Directors may designate any
place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation. If for any reason any annual meeting shall not be held during any year, the business thereof may be transacted at any special meeting of the stockholders.


	Section 4.	Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary, and if mailed,such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

	Section 5.	Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open
to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting,either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

	Section 6.	Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by
the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and
/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

	Section 7.	Adjourned Meetings. When a meeting is adjourned to another
time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


	Section 8.	Vote Required. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless (i)by express provisions of an applicable law or of the
Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or
(ii) the subject matter is the election of Directors, in which case Section 2 of
 ARTICLE III hereof shall govern and control the approval of such subject matter.

	Section 9.	Voting Rights. Except as otherwise provided by the General
Corporation Law of the State of Delaware, the Certificate of Incorporation of the Corporation or any amendments thereto or these By-laws, every stockholder shall at every meeting of the stockholders be entitled to (i) one vote in person or by proxy for each share of common stock held by such stockholder.

	Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy,but no such proxy shall be voted or acted upon after three years from its date,unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

	Section 11.	Business Brought Before an Annual Meeting. At an annual
meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting
(or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting;provided, however, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE III
DIRECTORS

	Section 1.	General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Certificate of Incorporation and these By-laws.

	Section 2.	Number, Election and Term of Office. Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the
Board of Directors shall be fixed at one (1), and hereafter such number shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of
Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Certificate of Incorporation of the
Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Certificate of Incorporation.

	Section 3.	Removal and Resignation. No Director may be removed from
office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of Directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of the Certificate of Incorporation (it being understood that any references to the Certificate of Incorporation shall include any duly authorized certificate of designation) to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote.
Any Director may resign at any time upon written notice to the Corporation.

	Section 4.	Vacancies. Vacancies and newly created directorships resulting from any increase in the total number of Directors may be filled only in the manner provided in the Certificate of Incorporation.

	Section 5.	Nominations.

		(a)	Only persons who are nominated in accordance with the
procedures set forth in these By-laws shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors, or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with the notice procedures set forth below in Section 5(b).

		(b)	In order for a stockholder to nominate a person for election to the
Board of Directors of the Corporation at a meeting of stockholders, such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the
Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder and
(B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

		(c)	No person shall be eligible to serve as a Director of the
Corporation unless nominated in accordance with the procedures set forth in this section. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a Director must also comply with all applicable requirements of the Exchange
Act, and the rules and regulations thereunder with respect to the matters set forth in this Section.

	Section 6.	Annual Meetings. The annual meeting of the Board of Directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders.

	Section 7.	Other Meetings and Notice. Regular meetings, other than the
annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a Director) or, upon the written request of at least a majority of the Directors then in office, the secretary of the Corporation on at least 24 hours notice to each Director, either personally, by telephone, by mail or by telecopy.

	Section 8.	Chairman of the Board, Quorum, Required Vote and
Adjournment. The Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Certificate of Incorporation or these By-laws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

	Section 9.	Committees. The Board of Directors may, by resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which to the extent provided in such resolution or these
By-laws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

	Section 10.	Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of
Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member's alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

	Section 11.	Communications Equipment. Members of the Board of Directors
or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

	Section 12.	Waiver of Notice and Presumption of Assent. Any member of the
Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

	Section 13.	Action by Written Consent. Unless otherwise restricted by the
Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of such board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

ARTICLE IV
OFFICERS

	Section 1.	Number. The officers of the Corporation shall be elected by the
Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a chief financial officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion,the
Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

	Section 2.	Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as convenient.
Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors.
Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

	Section 3.	Removal. Any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

	Section 4.	Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the
Board of Directors.

	Section 5.	Compensation. Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided, however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the unanimous vote of the Board of Directors.

	Section 6.	Chairman of the Board. The chairman of the board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these By-laws.

	Section 7.	Vice-Chairman of the Board. Whenever the chairman of the board is unable to serve, by reason of sickness, absence, or otherwise, the vice-chairman shall have the powers and perform the duties of the chairman of the board. The vice-chairman shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the board of directors or these By-laws.

	Section 8.	Chief Executive Officer. The chief executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policymaking officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these
By-laws. The chief executive officer is authorized to execute bonds,mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president.

	Section 9.	The President. The president of the Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the
Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these By-laws.

	Section 10.	Vice-Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of
Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of the president. The vice-presidents shall also perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president or these
By-laws may, from time to time, prescribe. The vice-presidents may also be designated as executive vice-presidents or senior vice-presidents, as the Board of Directors may from time to time prescribe.

	Section 11.	The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the chairman of the board's supervision, the secretary shall give, or cause to be given, all notices required to be given by these By-laws or by law; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe; and shall have custody of the corporate seal of the
Corporation. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president, or secretary may, from time to time, prescribe.

Section 12.	The Chief Financial Officer. The chief financial officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the chairman of the board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. If required by the Board of Directors, the chief financial officer shall give the Corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of chief financial officer and for the restoration to the Corporation, in case of death, resignation, retirement or removal from office of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the chief financial officer belonging to the Corporation.

	Section 13.	Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

	Section 14.	Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the
Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any Director, or to any other person selected by it.

ARTICLE V
CERTIFICATES OF STOCK

	Section 1.	Form. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the
Corporation or its employee, the signature of any such
chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the
Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the
Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the
Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such
endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized
under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

	Section 2.	Lost Certificates. The Board of Directors may direct a new
certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed.
When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

	Section 3.	Fixing a Record Date for Stockholder Meetings. In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of
Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of
Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of
Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record
date for the adjourned meeting.

	Section 4.	Fixing a Record Date for Other Purposes. In order that the
Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

	Section 5.	Registered Stockholders. Prior to the surrender to the
Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

	Section 6.	Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the
Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI
GENERAL PROVISIONS

	Section 1.	Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be
declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of
Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the
Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose, and the Directors may modify or abolish any such reserve in the manner in which it was created.

	Section 2.	Checks, Drafts or Orders. All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of
Directors or a duly authorized committee thereof.

	Section 3.	Contracts. In addition to the powers otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

	Section 4.	Loans. The Corporation may lend money to, or guarantee any
obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

	Section 5.	Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

	Section 6.	Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

	Section 7.	Voting Securities Owned By Corporation. Voting securities in any other Corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice-president, unless the Board of
Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.


	Section 8.	Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the
Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

	Section 9.	Section Headings. Section headings in these By-laws are for
convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

	Section 10.	Inconsistent Provisions. In the event that any provision of these
By-laws is or becomes inconsistent with any provision of the Certificate of
Incorporation, the General Corporation Law of the State of Delaware or any
other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII
AMENDMENTS

	In furtherance and not in limitation of the powers conferred by statute, the
Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these By-laws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these By-laws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the
Corporation entitled to vote on such alteration or
repeal; provided, however, that Section 11 of ARTICLE II and Sections 2, 3, 4 and 5 of ARTICLE III and this ARTICLE VII of these By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal.

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANT



We hereby consent to the use in the Form 10-SB Registration
Statement of Electronic Engineering & Design Corporation, our report for the period from November 20, 1998 (inception) to August 31, 1999 dated September 28, 1999 relating to the financial statements of Electronic Engineering & Design Corporation which appear in such Form 10-SB.




				WEINBERG & COMPANY, P.A.
				Certified Public Accountants






Boca Raton, Florida
October 21, 1999

EXHIBIT 24.1

POWER OF ATTORNEY

	The undersigned director or officer of ELECTRONIC
ENGINEERING AND DESIGN CORPORATION, a Delaware corporation (the "Company"), does hereby constitute and appoint
George A. Todt and Mary Elizabeth Rowbottom, and each of them, with full power of substitution and resubstitution, as his or her true and lawful attorney(s) to do any and all things, and to execute any and all instruments, which said attorney(s) and agent(s) may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange
Commission in respect thereof, in connection with the registration under the Securities Exchange Act of 1934, as amended, of shares of capital stock of the Company, including specifically, but without limiting the generality of the foregoing, the power and authority to sign the name of the undersigned in the capacities indicated below to the Registration Statement on Form 10, and any and all amendments thereto on Form 8, to be filed for such registration.

Signature                   Title	     Date

______________     Chairman, Board of Directors                     , 1999
George A. Todt        and President


                                 Vice President, Treasurer, Chief ________, 1999
James F. Walters     Financial Officer and Director
			               (Principal Accounting Officer)

_______________   Secretary	        _________, 1999
Mary Elizabeth Rowbottom







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